Exhibit K

Paris, 4 November 2015

No. 22-15

Planned Merger Maurel & Prom and MPI

Publication of documents

As part of the merger between Maurel & Prom and MPI, the Company announces the availability on its website www.maureletprom.fr in the section dedicated to the operation “Merger M&P / MPI” of the following documents:

•	The draft agreement on the merger

•	The notice of proposed merger

•	The report of the merger auditors on the value of contributions (in French)

•	The report of the merger auditors on the remuneration for the contributions (in French)

The translations in English of the report of the merger auditors on the value of contributions and the report of the merger auditors on the remuneration for the contributions are underway and will be posted as soon as possible.

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Important information

This press release does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM or MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.com).

For more information, go to www.maureletprom.fr

MAUREL & PROM

Tel: +33 1 53 83 16 00

Press contacts, shareholder and investor relations

Tel: +33 1 53 83 16 45

ir@maureletprom.fr

This document may contain forward-looking statements regarding the financial position, results, business and industrial strategy of Maurel & Prom. By nature, forward-looking statements contain risks and uncertainties to the extent that they are based on events or circumstances that may or may not happen in the future. These projections are based on assumptions that we believe to be reasonable, but that may prove to be incorrect and that depend on a number of risk factors, such as fluctuations in crude oil prices, changes in exchange rates, uncertainties related to the valuation of our oil reserves, actual rates of oil production and related costs, operational problems, political stability, legislative or regulatory reforms, or even wars, terrorism and sabotage.

Maurel & Prom is listed for trading on Euronext Paris – Compartment A

CAC® mid 60 - SBF120® - CAC® Mid & Small - CAC® All-Tradable - CAC® All-Share – CAC PME – EnterNext© PEA-PME 150

ISIN FR0000051070 / Bloomberg MAU.FP / Reuters MAUP.PA

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